

NEWS RELEASE
For information contact:
Kevin B. Habicht
Chief Financial Officer
(407) 265-7348

FOR IMMEDIATE RELEASE
February 11, 2016

RECORD ANNUAL RESULTS AND INCREASED 2016 GUIDANCE
ANNOUNCED BY NATIONAL RETAIL PROPERTIES, INC.

Orlando, Florida, February 11, 2016 – National Retail Properties, Inc. (NYSE: NNN), a real estate investment trust, today announced operating results for the quarter and year ended December 31, 2015. Highlights include:

Operating Results:
- Revenues and net earnings, FFO, Recurring FFO and AFFO available to common stockholders and diluted per share amounts:

	Quarter Ended December 31,		Year Ended December 31,	
	2015	2014	2015	2014
	(in thousands, except per share data)			
Revenues	$ 126,377	$ 115,315	$ 482,914	$ 434,847
Net earnings available to common stockholders	$ 33,612	$ 44,898	$ 162,402	$ 155,167
Net earnings per common share	$ 0.24	$ 0.35	$ 1.20	$ 1.24
FFO available to common stockholders	$ 67,319	$ 72,202	$ 289,193	$ 260,902
FFO per common share	$ 0.49	$ 0.56	$ 2.15	$ 2.09
Recurring FFO available to common stockholders	$ 76,661	$ 70,410	$ 299,171	$ 259,366
Recurring FFO per common share	$ 0.56	$ 0.55	$ 2.22	$ 2.08
AFFO available to common stockholders	$ 77,953	$ 71,895	$ 304,772	$ 263,968
AFFO per common share	$ 0.57	$ 0.56	$ 2.27	$ 2.12

- Portfolio occupancy was 99.1% at December 31, 2015 and September 30, 2015, as compared to 98.6% at December 31, 2014

2015 Highlights:
- Increased annual Recurring FFO per common share 6.7%
- Increased annual AFFO per common share 7.1%
- Dividend yield of 4.3% at December 31, 2015
- Dividends per common share increased to $1.71 marking the 26th consecutive year of annual dividend increases - making the company one of only four equity REITs and one of only 99 public companies with 26 or more consecutive annual dividend increases
- Maintained high occupancy levels above 98.5% for the entire year with a weighted average remaining lease term of 11.4 years

2015 Highlights (continued):
- Invested $726.3 million in 221 properties with an aggregate gross leasable area of approximately 2,706,000 square feet at an initial cash yield of 7.2%
- Sold 19 properties for $39.1 million, producing $10.4 million of gains on sale, net of income tax and noncontrolling interest at a cap rate of 5.9%
- Raised $723.6 million of new long-term capital at attractive pricing
  - Raised $328.2 million in net proceeds from the issuance of 8,770,117 common shares
  - Raised $395.4 million in net proceeds from the issuance of 4.00% senior unsecured notes due 2025
- Paid off $150 million principal amount of 6.15% senior unsecured notes due 2015
- Full $650 million availability on bank credit facility at December 31, 2015
- 99.2% of properties are unencumbered with secured mortgage debt
- Total shareholder return of 6.4% for 2015 exceeds peers, industry averages and general equity averages
- Total average annual shareholder return of 14.8% over the past 25 years exceeds peers, industry averages and general equity averages

Selected Highlights for the quarter ended December 31, 2015:
- Investments:
  - $159.5 million in property investments, including the acquisition of 31 properties with an aggregate gross leasable area of approximately 524,000 square feet at an initial cash yield of 7.3%
- Dispositions:
  - Five properties sold with net proceeds of $5.5 million, producing $1.3 million of gains on sales, net of income tax at a cap rate of 8.4%
- Long-term capital:
  - Raised $202.6 million in net proceeds from the issuance of 5,517,001 common shares
  - Raised $395.4 million in net proceeds from the issuance of 4.00% senior unsecured notes due 2025
- Revoked taxable REIT subsidiary status for certain subsidiaries, which resulted in a one-time non-cash charge of $9.6 million, with projected future annual income tax expense savings

FFO guidance for 2016 was increased from a range of $2.28 to $2.34 to a range of $2.29 to $2.35 per share before any impairment expense. The 2016 AFFO is estimated to be $2.34 to $2.40 per share. The FFO guidance equates to net earnings before any gains or losses from the sale of real estate of $1.31 to $1.37 per share, plus $0.98 per share of expected real estate depreciation, amortization and impairments. The guidance is based on current plans and assumptions and subject to risks and uncertainties more fully described in this press release and the company's reports filed with the Securities and Exchange Commission.

Craig Macnab, Chief Executive Officer, commented: "2015 was another terrific year for National Retail Properties. For the past four years, we have grown recurring FFO per share by 9.0% per annum. Over the same timeframe, we have simultaneously strengthened our balance sheet and decreased our use of debt. With our fortress-like balance sheet and our differentiated ability to source retail properties that meet our underwriting and yield standards, I am optimistic that 2016 will be another stellar year for NNN."

National Retail Properties invests primarily in high-quality retail properties subject generally to long-term, net leases. As of December 31, 2015, the company owned 2,257 properties in 47 states with a gross leasable area of approximately 25.0 million square feet and with a weighted average remaining lease term of 11.4 years. For more information on the company, visit www.nnnreit.com.

Management will hold a conference call on February 11, 2016, at 10:30 a.m. ET to review these results. The call can be accessed on the National Retail Properties web site live at http://www.nnnreit.com. For those unable to listen to the live broadcast, a replay will be available on the company's web site. In addition, a summary of any earnings guidance given on the call will be posted to the company's web site.

Statements in this press release that are not strictly historical are "forward-looking" statements. These statements generally are characterized by the use of terms such as "believe," "expect," "intend," "may," "estimated," or other similar words or expressions. Forward-looking statements involve known and unknown risks, which may cause the company's actual future results to differ materially from expected results. These risks include, among others, general economic conditions, local real estate conditions, changes in interest rates, increases in operating costs, the preferences and financial condition of the company's tenants, the availability of capital, risks related to the company's status as a REIT and the profitability of the company's taxable subsidiary. Additional information concerning these and other factors that could cause actual results to differ materially from these forward-looking statements is contained from time to time in the company's

Securities and Exchange Commission (the "Commission") filings, including, but not limited to, the company's Annual Report on Form 10-K. Copies of each filing may be obtained from the company or the Commission. Such forward-looking statements should be regarded solely as reflections of the company's current operating plans and estimates. Actual operating results may differ materially from what is expressed or forecast in this press release. National Retail Properties, Inc. undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date these statements were made.

The reported results are preliminary and not final and there can be no assurance that the results will not vary from the final information filed on Form 10-K with the Commission for the quarter and year ended December 31, 2015. In the opinion of management, all adjustments considered necessary for a fair presentation of these reported results have been made.

Funds From Operations, commonly referred to as FFO, is a relative non-GAAP financial measure of operating performance of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. FFO is defined by the National Association of Real Estate Investment Trusts ("NAREIT") and is used by the company as follows: net earnings (computed in accordance with GAAP) plus depreciation and amortization of assets unique to the real estate industry, excluding gains (or including losses), any applicable taxes and noncontrolling interests on the disposition of certain assets, the company's share of these items from the company's unconsolidated partnerships and any impairment charges on a depreciable real estate asset.

FFO is generally considered by industry analysts to be the most appropriate measure of performance of real estate companies. FFO does not necessarily represent cash provided by operating activities in accordance with GAAP and should not be considered an alternative to net earnings as an indication of the company's performance or to cash flow as a measure of liquidity or ability to make distributions. Management considers FFO an appropriate measure of performance of an equity REIT because it primarily excludes the assumption that the value of the real estate assets diminishes predictably over time, and because industry analysts have accepted it as a performance measure. The company's computation of FFO may differ from the methodology for calculating FFO used by other equity REITs, and therefore, may not be comparable to such other REITs. A reconciliation of net earnings (computed in accordance with GAAP) to FFO, as defined by NAREIT, is included in the financial information accompanying this release.

Adjusted Funds From Operations ("AFFO") is a non-GAAP financial measure of operating performance used by many companies in the REIT industry. AFFO adjusts FFO for certain non-cash items that reduce or increase net income in accordance with GAAP. AFFO should not be considered an alternative to net earnings as an indication of the company's performance or to cash flow as a measure of liquidity or ability to make distributions. Management considers AFFO a useful supplemental measure of the company's performance.

The company's computation of AFFO may differ from the methodology for calculating AFFO used by other equity REITs, and therefore, may not be comparable to such other REITs. A reconciliation of net earnings (computed in accordance with GAAP) to AFFO is included in the financial information accompanying this release.

National Retail Properties, Inc.
(in thousands, except per share data)
(unaudited)

	Quarter Ended December 31,		Year Ended December 31,	
	2015	2014	2015	2014
Income Statement Summary				
Revenues:				
Rental and earned income	$ 121,106	$ 110,248	$ 465,282	$ 416,842
Real estate expense reimbursement from tenants	4,561	4,093	14,868	13,875
Interest and other income from real estate transactions	264	510	986	2,296
Interest income on commercial mortgage residual interests	446	464	1,778	1,834
	126,377	115,315	482,914	434,847
Operating expenses:				
General and administrative	9,657	7,712	34,736	32,518
Real estate	5,575	5,236	19,774	18,905
Depreciation and amortization	34,848	30,376	134,798	116,162
Impairment – commercial mortgage residual interests valuation	51	—	531	256
Impairment losses and other charges, net of recoveries	708	198	4,420	760
	50,839	43,522	194,259	168,601
Other expenses (revenues):				
Interest and other income	(42)	(113)	(109)	(357)
Interest expense	24,548	21,830	90,008	85,510
Real estate acquisition costs	33	202	927	1,391
	24,539	21,919	90,826	86,544
Income tax benefit (expense)	(9,827)	797	(10,318)	75
Earnings from continuing operations	41,172	50,671	187,511	179,777
Earnings from discontinued operations, net of income tax expense	—	—	—	124
Earnings before gain on disposition of real estate, net of income tax expense	41,172	50,671	187,511	179,901
Gain on disposition of real estate, net of income tax expense	1,305	3,103	10,450	11,269
Earnings including noncontrolling interests	42,477	53,774	197,961	191,170
Earnings from continuing operations attributable to noncontrolling interests:	(6)	(17)	(125)	(569)
Net earnings attributable to NNN	42,471	53,757	197,836	190,601
Series D preferred stock dividends	(4,762)	(4,762)	(19,047)	(19,047)
Series E preferred stock dividends	(4,097)	(4,097)	(16,387)	(16,387)
Net earnings available to common stockholders	$ 33,612	$ 44,898	$ 162,402	$ 155,167

National Retail Properties, Inc.
(in thousands, except per share data)
(unaudited)

	Quarter Ended December 31,		Year Ended December 31,	
	2015	2014	2015	2014
Weighted average common shares outstanding:				
Basic	137,111	128,332	133,999	124,258
Diluted	137,623	128,813	134,489	124,710
Net earnings per share available to common stockholders:				
Basic:				
Continuing operations	$ 0.24	$ 0.35	$ 1.21	$ 1.24
Net earnings	$ 0.24	$ 0.35	$ 1.21	$ 1.24
Diluted:				
Continuing operations	$ 0.24	$ 0.35	$ 1.20	$ 1.24
Net earnings	$ 0.24	$ 0.35	$ 1.20	$ 1.24

National Retail Properties, Inc.
(in thousands, except per share data)
(unaudited)

	Quarter Ended December 31,		Year Ended December 31,	
	2015	2014	2015	2014
Funds From Operations (FFO) Reconciliation:				
Net earnings available to common stockholders	$ 33,612	$ 44,898	$ 162,402	$ 155,167
Real estate depreciation and amortization:				
Continuing operations	34,754	30,284	134,380	115,888
Discontinued operations	—	—	—	3
Gain on disposition of real estate, net of income tax and noncontrolling interest	(1,305)	(3,103)	(10,397)	(10,904)
Impairment losses – depreciable real estate, net of recoveries and income tax	258	123	2,808	748
Total FFO adjustments	33,707	27,304	126,791	105,735
FFO available to common stockholders	$ 67,319	$ 72,202	$ 289,193	$ 260,902
FFO per common share:				
Basic	$ 0.49	$ 0.56	$ 2.16	$ 2.10
Diluted	$ 0.49	$ 0.56	$ 2.15	$ 2.09
Recurring Funds from Operations Reconciliation:				
Net earnings available to common stockholders	$ 33,612	$ 44,898	$ 162,402	$ 155,167
Total FFO adjustments	33,707	27,304	126,791	105,735
FFO available to common stockholders	67,319	72,202	289,193	260,902
Impairment – commercial mortgage residual interests valuation	51	—	531	256
Impairment losses – non-depreciable real estate	—	—	156	—
Income tax benefit	(316)	(1,792)	(316)	(1,792)
Taxable REIT subsidiary revocation election	9,607	—	9,607	—
Total Recurring FFO adjustments	9,342	(1,792)	9,978	(1,536)
Recurring FFO available to common stockholders	$ 76,661	$ 70,410	$ 299,171	$ 259,366
Recurring FFO per common share:				
Basic	$ 0.56	$ 0.55	$ 2.23	$ 2.09
Diluted	$ 0.56	$ 0.55	$ 2.22	$ 2.08

National Retail Properties, Inc.
(in thousands, except per share data)
(unaudited)

	Quarter Ended December 31,		Year Ended December 31,	
	2015	2014	2015	2014
Adjusted Funds From Operations (AFFO) Reconciliation:				
Net earnings available to common stockholders	$ 33,612	$ 44,898	$ 162,402	$ 155,167
Total FFO adjustments	33,707	27,304	126,791	105,735
Total Recurring FFO adjustments	9,342	(1,792)	9,978	(1,536)
Recurring FFO available to common stockholders	76,661	70,410	299,171	259,366
Straight-line accrued rent	(529)	(318)	(368)	(1,731)
Net capital lease rent adjustment	331	356	1,277	1,369
Below market rent amortization	(671)	(692)	(3,046)	(2,631)
Stock based compensation expense	2,461	2,450	9,671	9,224
Capitalized interest expense	(750)	(311)	(2,383)	(1,629)
Loss on sale of mortgage receivable	450	—	450	—
Total AFFO adjustments	1,292	1,485	5,601	4,602
AFFO available to common stockholders	$ 77,953	$ 71,895	$ 304,772	$ 263,968
AFFO per common share:				
Basic	$ 0.57	$ 0.56	$ 2.27	$ 2.12
Diluted	$ 0.57	$ 0.56	$ 2.27	$ 2.12
Other Information:				
Percentage rent	$ 802	$ 585	$ 1,430	$ 1,074
Amortization of debt costs	$ 773	$ 716	$ 2,915	$ 2,782
Scheduled debt principal amortization (excluding maturities)	$ 378	$ 326	$ 1,587	$ 1,151
Non-real estate depreciation expense	$ 77	$ 98	$ 418	$ 297

National Retail Properties, Inc.
(in thousands)
(unaudited)

	December 31, 2015		December 31, 2014	
Balance Sheet Summary				
Assets:				
Cash and cash equivalents	$	14,260	$	10,604
Receivables, net of allowance		3,344		3,013
Mortgages, notes and accrued interest receivable, net of allowance		8,688		11,075
Real estate:				
Accounted for using the operating method, net of accumulated depreciation and amortization		5,256,274		4,685,001
Accounted for using the direct financing method		14,518		16,974
Real estate held for sale		32,666		38,074
Commercial mortgage residual interests		11,115		11,626
Accrued rental income, net of allowance		25,529		25,659
Debt costs, net of accumulated amortization		4,003		5,290
Other assets		89,647		108,235
Total assets	$	5,460,044	$	4,915,551
Liabilities:				
Mortgages payable, including unamortized premium and net of unamortized debt cost		23,964		26,182
Notes payable, net of unamortized discount and unamortized debt costs		1,951,980		1,703,709
Accrued interest payable		20,113		17,396
Other liabilities		121,594		85,172
Total liabilities		2,117,651		1,832,459
Stockholders' equity of NNN		3,342,134		3,082,515
Noncontrolling interests		259		577
Total equity		3,342,393		3,083,092
Total liabilities and equity	$	5,460,044	$	4,915,551
Common shares outstanding		141,008		132,010
Gross leasable area, Property Portfolio (square feet)		24,964		22,479

National Retail Properties, Inc
Debt Summary
As of December 31, 2015
(in thousands)
(unaudited)

Unsecured Debt	Principal	Principal, Net of Unamortized Discount	Stated Rate	Effective Rate	Maturity Date
Line of credit payable	$ —	$ —	L + 92.5 bps	—	January 2019
Unsecured notes payable:					
2017	250,000	249,796	6.875%	6.924%	October 2017
2021	300,000	297,344	5.500%	5.689%	July 2021
2022	325,000	321,452	3.800%	3.985%	October 2022
2023	350,000	348,025	3.300%	3.388%	April 2023
2024	350,000	349,389	3.900%	3.924%	June 2024
2025	400,000	399,052	4.000%	4.029%	November 2025
Total	1,975,000	1,965,058			
Total unsecured debt (1)	$ 1,975,000	$ 1,965,058			
Debt costs		(19,100)			
Accumulated amortization		6,022			
Debt costs, net of accumulated amortization		(13,078)			
Notes payable, net of unamortized discount and unamortized debt costs		$ 1,951,980			

(1) Unsecured notes payable have a weighted average interest rate of 4.5% and a weighted average maturity of 7 years

Mortgages Payable	Principal Balance	Interest Rate	Maturity Date
Mortgage(1)	$ 14,555	5.230%	July 2023
Mortgage(1)	5,890	5.750%	April 2016
Mortgage(1)	2,804	6.400%	February 2017
Mortgage	848	6.900%	January 2017
	24,097 (2)		
Debt costs	(226)		
Accumulated amortization	93		
Debt costs, net of accumulated amortization	(133)		
Mortgages payable, including unamortized premium and net of unamortized debt costs	$ 23,964		

(1) Includes unamortized premium

(2) Mortgages payable have a weighted average interest rate of 5.4% and a weighted average maturity of 5 years


National Retail Properties, Inc.
Property Portfolio


Top 20 Lines of Trade

	Line of Trade	As of December 31, 2015[1]	As of December 31, 2014[2]
1.	Convenience stores	16.7%	18.0%
2.	Restaurants - full service	11.0%	9.1%
3.	Restaurants - limited service	7.2%	6.5%
4.	Automotive service	7.0%	7.2%
5.	Family entertainment centers	5.6%	5.1%
6.	Theaters	5.2%	5.2%
7.	Automotive parts	4.2%	4.7%
8.	Health and fitness	3.8%	3.9%
9.	Recreational vehicle dealers, parts and accessories	3.6%	3.1%
10.	Banks	3.4%	3.7%
11.	Sporting goods	3.3%	3.5%
12.	Wholesale clubs	2.6%	2.9%
13.	Drug stores	2.3%	2.5%
14.	Consumer electronics	2.2%	2.4%
15.	Medical service providers	2.2%	2.0%
16.	Travel plazas	2.1%	2.3%
17.	General merchandise	1.9%	1.6%
18.	Home furnishings	1.9%	1.9%
19.	Home improvement	1.8%	2.1%
20.	Grocery	1.7%	1.6%
	Other	10.3%	10.7%
	Total	100.0%	100.0%

Top 10 States

	State	% of Total[1]		State	% of Total[1]
1.	Texas	19.7%	6.	Georgia	4.5%
2.	Florida	9.3%	7.	Virginia	3.8%
3.	Ohio	5.2%	8.	Indiana	3.8%
4.	North Carolina	5.2%	9.	Alabama	3.2%
5.	Illinois	4.9%	10.	Tennessee	3.0%

[1] Based on the annualized base rent for all leases in place as of December 31, 2015.
[2] Based on the annualized base rent for all leases in place as of December 31, 2014.

National Retail Properties, Inc.
Property Portfolio

Top Tenants (>2.0%)

	Properties	% of Total [1]
Sunoco	125	5.9%
Mister Car Wash	90	4.4%
LA Fitness	25	3.7%
Couche-Tard (Pantry)	86	3.6%
Camping World	32	3.6%
7-Eleven	77	3.5%
SunTrust	121	3.3%
AMC Theatre	16	3.0%
Chuck E. Cheese's	53	2.7%
BJ's Wholesale Club	7	2.6%
Frisch's Restaurant	74	2.4%
Gander Mountain	12	2.4%
Bell American (Taco Bell)	78	2.2%
Best Buy	19	2.1%

Lease Expirations [2]

	% of Total [1]	# of Properties	Gross Leasable Area [3]		% of Total [1]	# of Properties	Gross Leasable Area [3]
2016	1.0%	27	363,000	2022	5.6%	96	1,143,000
2017	3.0%	52	1,084,000	2023	2.5%	55	903,000
2018	6.3%	183	1,645,000	2024	2.6%	49	767,000
2019	3.4%	80	1,109,000	2025	5.3%	132	996,000
2020	4.3%	137	1,550,000	2026	5.8%	162	1,624,000
2021	4.7%	116	1,271,000	Thereafter	55.5%	1,140	12,089,000

[1] Based on the annual base rent of $487,410,000, which is the annualized base rent for all leases in place as of December 31, 2015.
[2] As of December 31, 2015, the weighted average remaining lease term is 11.4 years.
[3] Square feet.